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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                          -----------------------------

                                 AMENDMENT NO. 2
                                       TO
                                   SCHEDULE TO
                                 (RULE 14d-100)


            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          -----------------------------

                            MERIDIAN BIOSCIENCE, INC.
                       (Name of Subject Company (Issuer))

                            MERIDIAN BIOSCIENCE, INC.
                        (Name of Filing Person (Offeror))

    7% CONVERTIBLE SUBORDINATED
        DEBENTURES DUE 2006                           589602 AB 7
   (Title of Class of Securities)        (CUSIP Number of Class of Securities)

                          -----------------------------

                               MARK A. WEISS, ESQ.
                       KEATING, MUETHING & KLEKAMP, P.L.L.
                              1400 PROVIDENT TOWER
                             ONE EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                                 (513) 579-6599
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Person)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
             Transaction Valuation*                      Amount of Filing Fee**
--------------------------------------------------------------------------------
                  $16,000,000                                   $1,295**
--------------------------------------------------------------------------------


* The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The transaction valuation assumes the exchange of $16,000,000 in principal amount of the 7% Convertible Subordinated Debentures due 2006 (the "Existing Debentures") that are subject to the Exchange Offer.

**  Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which

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    the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


               Amount Previously Paid:         Not applicable.
               Filing Party:                   Not applicable.
               Form or Registration No.:       Not applicable.
               Date Filed:                     Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    Third-party tender offer subject to Rule 14d-1.

[X]    Issuer tender offer subject to Rule 13e-4.

[ ]    Going-private transaction subject to Rule 13e-3.

[ ]    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

        This Tender Offer Statement on Schedule TO (this "Statement") is being filed by Meridian Bioscience, Inc., an Ohio corporation ("Meridian"), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to issue 5% Convertible Subordinated Debentures due 2013 (the "New Debentures") in the principal amount of $16,000,000 in exchange for an equal principal amount of 7% Convertible Subordinated Debentures due 2006 (the "Existing Debentures"), upon the terms and subject to the conditions set forth in the Offering Memorandum, dated November 12, 2003 (the "Offering Memorandum"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the "Exchange Offer"). The information set forth in the Exchange Offer is hereby incorporated by reference in response to all of the items of this Statement. References below to "Items" refer to Items of Regulation M-A.

                ITEM 1. SUMMARY TERM SHEET

        Item 1001 - Summary Term Sheet. The information set forth in the section of the Offering Memorandum entitled "Summary Term Sheet" is incorporated herein by reference.

                ITEM 2. SUBJECT COMPANY INFORMATION

        Item 1002(a) - Name and address. The issuer of the securities subject to the Exchange Offer is Meridian Bioscience, Inc., an Ohio corporation. The principal executive offices of Meridian are located at 3471 River Hills Drive, Cincinnati, Ohio 45244. The telephone number at Meridian's principal executive offices is (513) 271-3700.

        Item 1002(b) - Securities. The subject class of securities is the 7% Convertible Subordinated Debentures due 2006 of Meridian. As of the date of this Statement, there were outstanding $20,000,000 in principal amount of the Existing Debentures.

        Item 1002(c) - Trading market and price. The information set forth in the sections of the Offering Memorandum entitled "Market for the Existing Debentures and Common Stock" is incorporated herein by reference.

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                ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

        Item 1003(a) - Name and address. The information set forth under Item 2(a) above is incorporated herein by reference. The filing person is the issuer of the securities subject to the Exchange Offer.

        Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or officers and/or controlling persons of Meridian:

        William J. Motto          Chairman of the Board of Directors, Chief Executive Officer
        John A. Kraeutler         President, Chief Operating Officer and Director
        Antonio A. Interno        Senior Vice President
        Richard L. Eberly         Executive Vice President
        Kenneth J. Kozak          Vice President, Research and Development
        Melissa A. Lueke          Vice President, Chief Financial Officer and Secretary
        Susan A. Rolih            Vice President of Regulatory Affairs & Quality Systems
        Lawrence J. Baldini       Vice President of Operations
        James A. Buzard           Director
        Gary P. Kreider           Director
        Robert J. Ready           Director
        David C. Phillips         Director

        The address of each person listed above is c/o Meridian Bioscience, Inc., 3471 River Hills Drive, Cincinnati, Ohio 45244, and each such person's telephone number is (513) 271-3700.

                ITEM 4. TERMS OF THE TRANSACTION

        Item 1004(a) - Material terms. The information set forth in the sections of the Offering Memorandum entitled "Summary Term Sheet," "Material United States Federal Income Tax Considerations," "Pro Forma Financial Information," "The Exchange Offer," "Description of the New Debentures," "Comparison of the Existing Debentures and the New Debentures" and "Description of Common Stock" is incorporated herein by reference.

        Item 1004(b) - Purchases. William J. Motto beneficially owns $50,000 principal amount of the Existing Debentures. Gary P. Kreider beneficially owns $26,000 principal amount of Existing Debentures. Either or both of these individuals may tender all or a portion of their Existing Debentures in the Exchange Offer.

                ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Item 1005(e) - Agreements involving the subject company's securities.

                ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        Item 1006(a) - Purposes. The information set forth in the section of the Offering Memorandum entitled "Summary Term Sheet--Why are you making the Exchange Offer?" is incorporated herein by reference.

        Item 1006(b) - Use of securities acquired. The information set forth in the section of the Offering Memorandum entitled "The Exchange Offer -- Use of Securities Acquired" is incorporated herein by reference.

        Item 1006(c) - Plans.  None.

                ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 1007(a) - Source of Funds. The information set forth in the section of the Offering Memorandum entitled "The Exchange Offer -- Expenses" is incorporated herein by reference.

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        Item 1007(b) - Conditions. The information set forth in the section of the Offering Memorandum entitled "The Exchange Offer -- Conditions to the Exchange Offer" is incorporated herein by reference.

        Item 1007(d) - Borrowed Funds. Meridian will not borrow funds or consideration for the purpose of the Exchange Offer.

                ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        Item 1008(a) - Securities ownership. William J. Motto beneficially owns $50,000 principal amount of the Existing Debentures. Gary P. Kreider beneficially owns $26,000 principal amount of Existing Debentures.

        Item 1008(b) - Securities transactions. Not applicable.

                ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        Item 1009(a) - Solicitations or Recommendations. The information set forth in the section of the Offering Memorandum entitled "The Exchange Offer -- Solicitation" is incorporated herein by reference.

                ITEM 10. FINANCIAL STATEMENTS

        Item 1010(a) - Financial Information. The following financial statements and financial information are incorporated herein by reference:

                (1) the audited consolidated financial statements of Meridian set forth in its Annual Report on Form 10-K for the fiscal year ended September 30, 2002;

                (2) the unaudited consolidated condensed financial statements of Meridian set forth in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003; and

                (3) the information set forth in the sections of the Offering Memorandum entitled "Selected Financial Consolidated Data" and "Pro Forma Effect of the Exchange Offer."

        Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) can be obtained as provided in the sections of the Offering Memorandum entitled "Where You Can Find More Information" and "Incorporation of Information."

        Item 1010(b) - Pro Forma Information. The information set forth in the section of the Offering Memorandum entitled "Pro Forma Financial Information " is incorporated herein by reference.

                ITEM 11. ADDITIONAL INFORMATION

        Item 1011(a) - Agreements, regulatory requirements and legal proceedings.

                (1)     None.

                (2) The information set forth in the section of the Offering Memorandum entitled "The Exchange Offer -- Conditions to the Exchange Offer" is incorporated herein by reference.

                (3)     None.

                (4)     None.

                (5)     None.

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        Item 1011(b) - Other material information. The information set forth in the Offering Memorandum and Letter of Transmittal is hereby incorporated by reference.

                ITEM 12. EXHIBITS

----------------    -----------------------------------------------------------------------------
Exhibit Number                                      Description
----------------    -----------------------------------------------------------------------------
(a)(1)              Offering Memorandum, dated November 12, 2003
(a)(2)              Letter of Transmittal
(a)(3)              Notice of Guaranteed Delivery
(a)(4)              Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                    Other Nominees
(a)(5)              Form of Letter to Clients
(a)(6)              Meridian Bioscience, Inc. Annual Report on Form 10-K for the fiscal year ended September 30, 2002, filed with the Securities and Exchange Commission and incorporated herein by reference.
(a)(7)              Meridian Bioscience, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003, filed with the Securities and Exchange
                    Commission and incorporated herein by reference.
(a)(8)              Press Release, dated November 12, 2003

(d)(1)              Indenture relating to the 7% Convertible Subordinated Debentures due 2006,
                    by and between Meridian Bioscience, Inc. and U.S. Bank, N.A., as Trustee
                    (incorporated by reference to the Registration Statement No. 333-11077 on

(d)(2)**            Form S-3 filed with the Securities and Exchange Commission on August 29, 1996
                    Form of Indenture relating to the 5% Convertible Subordinated Debentures due 2013, to be entered into by and between Meridian Bioscience, Inc. and
                    LaSalle Bank, N.A., as Trustee.

(d)(3) Loan and Security Agreement among Meridian, certain of its subsidiaries and Fifth Third Bank Dated as of September 20,
                    2001 (incorporated by reference to Exhibit 10.22 of the Annual Report on Form 10-K for the year ended
                    September 30, 2002).


**PREVIOUSLY FILED

                ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

        Not applicable.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MERIDIAN BIOSCIENCE, INC.



                                        By:    Melissa A. Lueke
                                           ---------------------------------
                                               Melissa A. Lueke
                                               Vice President, Chief Financial
                                               Officer and Secretary
Dated:  November 12, 2003



1153798.5